As filed with the Securities and Exchange Commission on January 2, 2019

Securities Act File No. 333-222106

Investment Company Act File No. 811-23319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X] POST-EFFECTIVE AMENDMENT NO. 4

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] AMENDMENT NO. 8

OFI CARLYLE PRIVATE CREDIT FUND

(Exact name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (303) 768-3200

Joseph Benedetti, Esq.

OC Private Capital, LLC

225 Liberty Street

New York, New York 10281-1008
(Name and Address of Agent for Service)

Copies of information to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500
Facsimile: (212) 698-3599

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[_] when declared effective pursuant to section 8(c), or as follows:

[_] immediately upon filing pursuant to paragraph (b) of Rule 486.

[X] on January 15, 2019 pursuant to paragraph (b) of Rule 486.

[_] 60 days after filing pursuant to paragraph (a) of Rule 486.

[_] on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

[X]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

Pursuant to Rule 486(b)(1)(iii) of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to the Registration Statement for OFI Carlyle Private Credit Fund (the “Registrant”) is being filed for the purpose of delaying the effectiveness of Post-Effective Amendment No. 3, which was filed pursuant to Rule 485(a) on November 5, 2018. Post-Effective Amendment No. 3 was initially scheduled to become effective on January 4, 2019. It is proposed that Post-Effective Amendment No. 4 become automatically effective on January 15, 2019.

Accordingly, the contents of Post-Effective Amendment No. 3 consisting of Part A, Part B and Part C are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 2nd day of January, 2019.

OFI CARLYLE PRIVATE CREDIT FUND (A Delaware statutory trust)

By:	/s/ Kamal Bhatia
Kamal Bhatia
Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Kamal Bhatia	Trustee, President and Principal Executive Officer	January 2, 2019
Kamal Bhatia
/s/ Brian Petersen	Treasurer (Principal Accounting Officer) and Principal Financial Officer	January 2, 2019
Brian Petersen

/s/ Mark Garbin*	Trustee	January 2, 2019
Mark Garbin

/s/ Sanjeev Handa*	Trustee	January 2, 2019
Sanjeev Handa

/s/ Joan McCabe*	Trustee	January 2, 2019
Joan McCabe

* By: /s/ Joseph Benedetti

Joseph Benedetti, Attorney-in-Fact